Exhibit 99.16

Interim Consolidated Financial Statements (In Canadian dollars) HUDBAY MINERALS INC. For the three months ended March 31, 2010

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(Unaudited and in thousands of Canadian dollars)

	March 31, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents (note 4)	$909,993	$886,814
Accounts receivable	71,614	40,187
Income taxes receivable	4,097	14,894
Inventories (note 5)	91,870	131,128
Prepaid expenses and other current assets	7,015	7,990
Future income and mining tax assets (note 10b)	20,714	23,152
Current portion of fair value of derivatives (note 13c)	3,030	1,106

	1,108,333	1,105,271
Property, plant and equipment (note 6)	825,126	818,634
Available-for-sale investments (note 12)	26,319	27,249
Other assets (note 7)	78,224	81,113

	$2,038,002	$2,032,267

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$112,815	$114,204
Taxes payable	7,887	1,250
Current portion of other liabilities (note 8)	36,784	40,228

	157,486	155,682
Pension obligations	—	516
Other employee future benefits and stock-based compensation (notes 11d)	82,809	81,287
Asset retirement obligations	50,269	49,133
Future income tax liabilities (note 10b)	37,152	34,927
Fair value of derivatives (note 13c)	2,718	7,068

	330,434	328,613

Shareholders’ equity
Share capital: (note 11b)	637,825	644,127
Contributed surplus (note 11e)	23,396	26,717
Retained earnings	1,036,228	1,025,060
Accumulated other comprehensive income (note 12)	8,804	6,445

	1,706,253	1,702,349

Non-controlling interest	1,315	1,305

	$2,038,002	$2,032,267

See accompanying notes to the interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Earnings (Loss)

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

	Three months ended March 31
	2010	2009

Revenue (note 15)	$240,320	$161,784

Expenses
Operating	144,842	135,100
Depreciation and amortization	27,359	21,032
General and administrative	5,493	13,128
Stock-based compensation (note 11c,d and e)	456	2,197
Accretion of asset retirement obligations	1,210	1,113
Foreign exchange loss (gain)	4,875	(5,247)

	184,235	167,323

Earnings (loss) before the following:	56,085	(5,539)

Exploration	(5,755)	(1,055)
Interest and other income (note 16)	2,028	1,940
Gain (loss) on derivative instruments	7	(626)

Earnings (loss) before tax	52,365	(5,280)

Tax expense (benefit) (note 10a)	28,806	(1,322)

Net earnings (loss) for the period	$23,559	$(3,958)

See accompanying notes to the interim consolidated financial statements.

Earnings (loss) per share:
Basic	$0.15	$(0.03)
Diluted	$0.15	$(0.03)

Weighted average number of common shares outstanding (note 11f):
Basic	153,650,452	153,026,235
Diluted	154,375,057	153,381,727

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

	Three months ended March 31
	2010	2009

Cash provided by (used in):

Operating activities
Net earnings (loss) for the period	$23,559	$(3,958)
Items not affecting cash:
Depreciation and amortization	27,359	21,032
Stock-based compensation (note 11c,d and e)	456	2,197
Accretion on asset retirement obligations	1,210	1,113
Foreign exchange loss (gain)	2,002	(2,398)
Change in fair value of derivatives	(84)	(43)
Future tax expense (benefit)	8,714	(1,844)
Net gains reclassified from OCI (note 12)	(1,597)	(2,196)
Other	(2,548)	69

	59,071	13,972
Change in non-cash working capital (note 14a)	15,066	(35,950)

	74,137	(21,978)

Investing activities
Additions to property, plant and equipment	(31,320)	(22,482)
Sale of short-term investments	—	478,941
Proceeds from sale of investments	2,021	—
Purchase of other non-current investments	(1,930)	(817)
Release of cash held in trust	—	3,885
Disposals (additions) to restricted cash	—	(52,644)

	(31,229)	406,883

Financing activities
Repayment of Senior Secured Notes	—	(3,764)
Repayment of obligations under capital leases	—	(101)
Repurchase of common shares (note 11b)	(18,569)	—
Proceeds on exercise of stock options	842	221

	(17,727)	(3,644)

Effect of exchange rate changes on cash and cash equivalents	(2,002)	2,841

Change in cash and cash equivalents	23,179	384,102
Cash and cash equivalents, beginning of period	886,814	225,727

Cash and cash equivalents, end of period (note 4)	$909,993	$609,829

For supplemental information, see note 14.

See accompanying notes to the interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

(Unaudited and in thousands of Canadian dollars)

	Three months ended March 31
	2010	2009

Retained earnings, beginning of period	$1,025,060	$912,289

Net earnings (loss) for the period	23,559	(3,958)

Share repurchases (note 11b)	(12,391)	—

Retained earnings, end of period	$1,036,228	$908,331

See accompanying notes to the interim consolidated financial statements. Consolidated Statements of Comprehensive Income (Unaudited and in thousands of Canadian dollars)
	Three months ended March 31
	2010	2009

Net earnings (loss) for the period	$23,559	$(3,958)

Other comprehensive income (loss), net of tax (note 12):
Cash flow hedges	4,190	(1,503)
Available-for-sale (“AFS”) investments	(881)	67,625
Gains reclassified to earnings on sale of AFS investments	(950)	—
Currency translation adjustments	—	(23)

	2,359	66,099

Comprehensive income for the period	$25,918	$62,141

See accompanying notes to the interim consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. HudBay owns zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to its primary products, zinc and copper, HudBay also produces gold, silver and zinc oxide.

2.	Basis of presentation and principles of consolidation

Management has prepared these interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2009, except as noted in note 3.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2010:

Effective January 1, 2010, the Company early adopted the following Canadian Institute of Chartered Accountants (“CICA”) recommendations:

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, replacing Section 1581 of the same name. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Prospective application of Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Prospective application of Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011, with early adoption permitted. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at the acquisition-date fair value, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in earnings (loss), and expands the definition of a business to include certain development stage entities. Adoption of Section 1582 did not have an effect on the Company’s consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

The CICA concurrently issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements. Sections 1601 and 1602 apply to the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011, unless they are early adopted at the same time as Section 1582. Sections 1601 and 1602 establish standards equivalent to those under IFRS for the preparation of consolidated financial standards and the accounting for non-controlling interests in consolidated financial statements, including accounting for non-controlling interests upon a change in ownership interest or loss of control of a subsidiary. Section 1602 requires attribution of comprehensive income to owners of the parent entity and to non-controlling interests, even if it results in the non-controlling interests having a deficit balance. The Company applied these sections prospectively, except for presentation and disclosure requirements, which were applied retrospectively. As a result of adopting these sections, the Company has presented non-controlling interests as a separate component of equity on the balance sheet.

(b)	Future accounting changes:

International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011 and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011, with comparative information presented on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its consolidated financial statements.

4.	Cash and cash equivalents

	March 31, 2010	December 31, 2009

Cash and cash equivalents:
Cash on hand and demand deposits	$715,850	$76,297
Short-term money market instruments with original maturities of three months or less	194,143	810,517

	$909,993	$886,814

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

5.	Inventories

	March 31, 2010	December 31, 2009

Work-in-process	$34,306	$51,250
Finished goods	37,039	59,595
Materials and supplies	20,525	20,283

	$91,870	$131,128

6.	Property, plant and equipment

March 31, 2010	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$478,584	$176,678	$301,906
Mine development	341,189	231,730	109,459
Mineral properties	413,761	—	413,761

	$1,233,534	$408,408	$825,126

December 31, 2009	Cost	Accumulated depreciation and amortization	Net book value

Buildings and equipment	$470,350	$161,622	$308,728
Mine development	326,011	219,427	106,584
Mineral properties	403,322	—	403,322

	$1,199,683	$381,049	$818,634

7.	Other assets

	March 31, 2010	December 31, 2009

Restricted cash	$58,947	$59,031
Computer software	2,403	1,966
Long-term portion of future tax asset (note 10b)	15,942	19,720
Long-term portion of fair value of derivatives (note 13c)	932	258
Investments, at fair value through earnings	—	138

	$78,224	$81,113

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

8.	Current portion of other liabilities

	March 31, 2010	December 31, 2009

Current portion of:
Pension obligation	24,855	28,447
Asset retirement obligation	5,079	5,327
Other employee future benefits	2,876	2,876
Fair value of derivatives (note 13c)	3,904	3,503
Future tax liabilities (note 10b)	70	75

	$36,784	$40,228

9.	Pension and other employee future benefit expense

	Three months ended March 31
	2010	2009

Defined benefit pension expense	$2,748	$2,781
Other future employee benefits expense	1,857	1,674
Defined contribution pension expense	153	183

	$4,758	$4,638

10.	Income and mining taxes

(a)	Tax expense (benefit):

		Three months ended March 31
		2010	2009

Current	- income taxes	$12,640	$435
	- mining taxes	7,452	87

		$20,092	$522

Future	- income taxes	6,438	(3,388)
	- mining taxes	2,276	1,544

		8,714	(1,844)

Tax expense (benefit)		$28,806	$(1,322)

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

(b)	Future tax assets and liabilities as represented on the balance sheet:

	March 31, 2010	December 31, 2009

Future tax assets
Current portion	$20,714	$23,152
Long-term portion (note 7)	15,942	19,720

	36,656	42,872

Future tax liabilities
Current portion (note 8)	70	75
Long-term portion	37,152	34,927

	37,222	35,002

	$(566)	$7,870

(c)	Changes in future tax assets and liabilities:

	Three months ended March 31
	2010	2009

Balance, beginning of period	$7,870	$12,359
Future tax (expense) benefit	(8,714)	1,844
OCI (loss) transactions	278	(12,862)
Other	—	(114)

Balance, end of period	$(566)	$1,227

The future income tax assets are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

11.	Share capital

(a)	Preference shares:

Authorized:	Unlimited preference shares

(b)	Common shares:

Authorized:	Unlimited common shares

Issued:

	Three months ended March 31, 2010
	Common shares	Amount

Balance, beginning of period	153,854,655	$644,127
Exercise of options	86,132	1,023
Shares repurchased	(1,748,100)	(7,325)

Balance, end of period	152,192,687	$637,825

During the three months ended March 31, 2010, the Company repurchased for cancellation 1,748,100 common shares at a net cost of $23,115, of which $18,569 had been paid as of March 31, 2010. The Company recorded a reduction in share capital of $7,325 for the three months ended March 31, 2010. The excess net cost over the average book value of the shares was recorded as a reduction to contributed surplus of $3,399 and a reduction to retained earnings of $12,391.

(c)	Stock option plan:

The Company did not grant options during the three months ended March 31, 2010.

	Three months ended March 31, 2010
	Number of shares subject to option	Weighted average exercise price

Balance, beginning of period	4,637,113	$14.25
Exercised	(86,132)	9.77
Forfeited	(463,517)	15.19

Balance, end of period	4,087,464	$14.24

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

The following table summarizes the options outstanding at March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 7.33	534,697	5.1	$2.62	534,697	$2.62
7.34 - 11.03	1,087,652	4.8	9.54	730,985	9.91
11.04 - 15.86	801,281	7.9	15.85	801,281	15.85
15.87 - 17.95	368,254	4.2	17.19	311,587	17.36
17.96 - 23.74	1,295,580	6.9	21.14	1,295,580	21.14

$2.59 - 23.74	4,087,464	6.05	$14.24	3,674,130	$14.74

(d)	Stock-based compensation plans: Deferred Share Unit Plan & Restricted Share Unit Plan

The Company offers a deferred share unit (“DSU”) plan for non employee members of the Board of Directors and a restricted share unit (“RSU”) plan for employees. Share units under these plans are notional shares; the value of one share unit represents the value of one HudBay common share. DSU and RSU liabilities are presented in other employee future benefits and stock based compensation on the balance sheet. Changes in the liabilities are recognized in the income statement and presented in stock-based compensation expense.

DSU plan

DSUs vest on the grant date and are redeemable with a cash payment when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption. DSUs are initially measured at their issue price and recognized as a liability at the grant date. The liability is revalued, based on the change in the Company’s share price, at each reporting date up to and including the settlement date. During the three months ended March 31, 2010, the Company granted 16,168 DSUs at a weighted average issue price of $13.82. No DSUs were granted or outstanding in the three months ended March 31, 2009.

At March 31, 2010, the Company’s DSU liability was $1,317 (December 31, 2009: $1,190). During the three months ended March 31, 2010, the Company recognized stock-based compensation expense related to the DSU plan of $127.

RSU plan

RSUs, which are granted under the Company’s long-term equity plan, vest on the third anniversary of the grant date, subject to the Board’s discretion to set other terms. On the vest date, the Company has the option to settle RSUs either in common shares of the Company or with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Under the long-term equity plan, a maximum of 1 million common shares of the Company maybe issued from treasury. Management expects RSUs will be settled in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Company.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

RSUs are measured at each reporting date, up to and including the settlement date, based on the closing price of the Company’s common shares, adjusted to reflect estimated forfeitures and to reflect the portion of the service period that had been performed by the end of the reporting date. During the three months ended March 31, 2010, the Company granted 151,559 RSUs at a weighted average price of $13.37 at the grant date. No RSUs were granted or outstanding in 2009.

At March 31, 2010, the Company’s RSU liability was $70. During the three months ended March 31, 2010, the Company recognized stock-based compensation expense related to the RSU plan of $70.

(e)	Contributed surplus:

	March 31
	2010	2009

Balance, beginning of period	$26,717	$32,345
Stock-based compensation expense (note 11c)	259	2,197
Transfer to common shares on exercise of stock options	(181)	(139)
Share repurchases (note 11b)	(3,399)	—
Warrants forfeited	—	19

Balance, end of period	$23,396	$34,422

(f)	Earnings per share data:

	March 31
	2010	2009

Net earnings (loss) available to common shareholders	$23,559	$(3,958)

Weighted average common shares outstanding	153,650,452	153,026,235
Plus net incremental shares from assumed conversions:
- Warrants	—	277
- Stock options	724,605	355,215

Diluted weighted average common shares	154,375,057	153,381,727

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

12.	Accumulated other comprehensive income (loss) (“OCI”)

	Three months ended March 31
	2010	2009

Accumulated OCI (loss), beginning of period:

Cash flow hedge (losses) gains (net of tax of ($2,169), $2,954)	$(4,782)	$7,145
Gains (losses) on investments (net of tax of $2,379, $0)	11,227	(25,502)
Currency translation adjustments (net of tax of $0, $13)	—	23

Accumulated OCI (loss), beginning of period	6,445	(18,334)

OCI (loss) for the period:

Effective portion of changes in fair value of cash flow hedges	6,471	—
Less reclassified to earnings	(503)	(2,160)
Changes in fair value of investments	(1,015)	80,500
Less reclassified to earnings	(1,094)	—
Currency translation adjustments
Less reclassified to earnings	—	(36)

OCI before tax	3,859	78,304
Income tax expense related to OCI (loss)	(1,500)	(12,205)

OCI net of tax for the period	2,359	66,099

Accumulated OCI (loss), end of period:

Cash flow hedge (losses) gains (net of tax of ($391), $2,297)	(591)	5,642
Gains on investments (net of tax of $2,101, $12,875)	9,395	42,123

Accumulated OCI, end of period	$8,804	$47,765

Available-for-sale investments

Available-for-sale investments consist of investments in listed shares that have no fixed maturity date or coupon rate. Gains and losses are recorded in OCI and are included in earnings and in investing activities on the statements of cash flows when realized.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

13.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Classification	March 31, 2010	December 31, 2009

Financial assets
Cash and cash equivalents [1]	FV through earnings	$909,993	$886,814
Accounts receivable
Trade and other receivables [1]	Loans & receivables	71,010	39,978
Embedded derivatives [2]	FV through earnings	604	209
Derivative assets
Hedging derivatives [2]	Hedging derivatives	1,525	390
Non-hedge derivative assets [2]	FV through earnings	2,437	974
Available-for-sale investments [3]	Available-for-sale	26,319	27,249
Investments at fair value through earnings	FV through earnings	—	138
Restricted cash [1]	FV through earnings	58,947	59,031

		$1,070,835	$1,014,783

Financial liabilities
Accounts payable
Trade payables & accrued liabilities [1]	Other financial liabilities	$112,661	$113,647
Embedded derivatives [2]	FV through earnings	154	557
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	4,343	9,823
Non-hedge derivative liabilities [2]	FV through earnings	2,279	748

		$119,437	$124,775

Net financial assets		$951,398	$890,008

[1]

Carrying values of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities approximate their fair values due to their short-term nature and thus have not been classified within the fair value hierarchy.

[2]

Derivatives and embedded provisional pricing derivatives are measured using Level 2 fair value measurements and are carried at their fair value. These are determined based on internal valuation models that reflect observable forward commodity prices and exchange rates, currency exchange rates and discount factors based on market U.S. dollar interest rates. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

[3]

Available-for-sale investments are measured using Level 1 fair value measurements and are listed shares carried at their fair values, which are determined using quoted market bid prices in active markets.

(b)	Credit risk:

The Company’s credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

The Company has a credit policy in place that requires it to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. Adverse economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, although this maybe mitigated by the credit insurance described above. The Company uses an allowance to provide for doubtful accounts receivable. During the three months ended March 31, 2010, the allowance decreased by $12 .As at March 31, 2010, less than 1% of the Company's trade accounts receivable was past due.

One customer accounted for approximately 35% of total accounts receivable as at March 31, 2010.

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

March 31, 2010	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total

Derivative assets:
Current portion	$2,322	$708	$3,030
Long-term portion (note 7)	115	817	932

	2,437	1,525	3,962

Derivative liabilities:
Current portion(note 8)	(2,164)	(1,740)	(3,904)
Long-term portion	(115)	(2,603)	(2,718)

	(2,279)	(4,343)	(6,622)

Net derivative asset (liability)	$158	$(2,818)	$(2,660)

December 31, 2009	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total

Derivative assets:
Current portion	$974	$132	$1,106
Long-term portion (note 7)	—	258	258

	974	390	1,364

Derivative liabilities:
Current portion (note 8)	(748)	(2,755)	(3,503)
Long-term portion	—	(7,068)	(7,068)

	(748)	(9,823)	(10,571)

Net derivative asset (liability)	$226	$(9,433)	$(9,207)

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Forward purchases and forward customer sales of zinc are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities. However, forward customer sales of zinc oxide do not qualify as derivatives.

At March 31, 2010 , the Company held contracts for forward zinc purchases of 670 tonnes that related to non-derivative forward customer sales of zinc oxide. Prices ranged from US$1,332 to US$2,348 per tonne, and settlement dates extended out to ten months in the future. In addition, the Company held contracts for forward zinc purchases of 9,509 tonnes that substantially offset forward customer zinc sales of 9,509 tonnes, which have been recorded as derivatives.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts. Cash flows are classified in operating activities. At March 31, 2010, the Company’s net position consisted of contracts awaiting final pricing for purchases of 3,152 tonnes of zinc, sales of 1,357 tonnes of copper, sales of 6,601 ounces of gold and sales of 29,976 ounces of silver.

Cash flow hedges

During 2009, the Company entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts will expire in mid-2012. The risk management objective for these hedging relationships is to mitigate the impact on the Company of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. As at March 31, 2010, the zinc swap contracts have been recorded as hedging derivative liabilities at their fair value of $4,343 and the foreign exchange swap contract has been recorded as a hedging derivative asset at its fair value of $1,525.

For the three months ended March 31, 2010, the Company recorded pre-tax net gains of $6,471 (2009 - $-) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net gains of $7 (2009 - gains of $-) in earnings for the ineffective portion. Ineffective gains and losses are included in gain (loss) on derivative instruments.

In 2007, the Company applied hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During 2008, the Company terminated its remaining zinc and copper commodity swap contracts. The related hedging relationships were discontinued

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

prospectively, and related gains and losses in AOCI are reclassified to earnings when the remaining hedged anticipated future zinc sales occur. For the three months ended March 31, 2010, the Company reclassified pre-tax net gains of $503 from OCI to earnings (presented in revenue) as hedged anticipated zinc sales occurred.

Of the $982 pre-tax losses in AOCI at March 31, 2010, pre-tax gains of $905 will be reclassified to earnings in the next twelve months. The remaining pre-tax losses will be reclassified to earnings in 2011 and 2012.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include non-hedge derivative zinc contracts, embedded derivatives relating to provisional pricing, and investments at fair value through earnings. For the three months ended March 31, 2010 , the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $2,573 (2009 - net loss of $1,533).

14.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended March 31
	2010	2009

Accounts receivable	$(31,428)	$4,799
Income tax receivable	10,797	—
Inventories	39,258	10,362
Accounts pay able and accrued liabilities	(9,684)	(28,776)
Taxes pay able (excluding effect of OCI items)	4,860	(22,221)
Prepaid expenses and other current assets	1,263	42
Interest payable	—	(156)

	$15,066	$(35,950)

(b)	Non-cash investing activities:

	Three months ended March 31
	2010	2009

Non-cash additions to property, plant and equipment	$2,967	$574

(c)	Interest and taxes paid:

	Three months ended March 31
	2010	2009

Supplementary cash flow information:
Interest paid	$—	$179
Taxes paid	4,508	23,126

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

15.	Segmented information

HudBay is a Canadian-based, integrated base metals mining, metallurgical processing and refining company. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates the profitability of the overall operation of the Company. Included in “HBMS” are the Company’s mines and metallurgical facilities in Manitoba, Saskatchewan, Michigan and Ontario. The HMI Nickel segment relates mainly to the Fenix nickel project. The “Other” segment consists of our Balmat operations, now on care and maintenance and our HudBay Michigan subsidiary. Accounting policies for all segments are the same as those described in note 2.

	Three months ended March 31, 2010
	HBMS	HMI Nickel	Other	Corporate activities	Total
Revenue from external customers	$240,320	$—	$—	$—	$240,320
Operating	141,823	2,178	704	137	144,842
Depreciation and amortization	27,290	30	—	39	27,359
Other expense	7,483	280	182	4,089	12,034

Earnings (loss) before the following:	63,724	(2,488)	(886)	(4,265)	56,085
Exploration	(1,766)	(634)	(3,341)	(14)	(5,755)
Other income (expense)	(12)	(15)	8	1,341	1,322

Earnings (loss) before interest and tax	61,946	(3,137)	(4,219)	(2,938)	51,652

Interest income					713
Tax expense					(28,806)

Net earnings for the period					23,559

Total assets[1]	817,815	383,465	4,553	832,169	2,038,002
Property, plant and equipment	446,293	376,859	1,298	676	825,126
Additions to property, plant and equipment[2]	31,027	270	15	8	31,320

[1]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[2]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

	Three months ended March 31, 2009
	HBMS	HMI Nickel	Other	Corporate Activities	Total
Revenue from external customers	$161,076	$31	$677	$—	$161,784
Operating	130,038	2,731	2,383	(52)	135,100
Depreciation and amortization	20,851	91	—	90	21,032
Other expense	(1,278)	961	(2)	11,510	11,191

Earnings (loss) before the following:	11,465	(3,752)	(1,704)	(11,548)	(5,539)
Exploration	(705)	(76)	(158)	(116)	(1,055)
Other income (expense)	(518)	9	12	(129)	(626)
	—	—	—	—	—

Earnings (loss) before interest and tax	10,242	(3,819)	(1,850)	(11,793)	(7,220)

Interest income					1,940
Tax recovery					1,322

Net loss for the period					(3,958)

Total assets[1]	804,658	447,985	5,053	682,881	1,940,577
Property, plant and equipment	454,788	364,436	—	717	819,941
Additions to property, plant and equipment[2]	19,723	2,561	—	198	22,482

[1]	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
[2]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 14.

The Company’s revenue by significant product types:

	Three months ended March 31
	2010	2009

Copper	$119,099	$74,232
Zinc	56,008	34,073
Gold	31,647	31,817
Silver	7,820	9,198
Other	25,746	12,464

	$240,320	$161,784

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

(Unaudited and in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2010

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	2010	2009

Copper	$305	$16,895
Zinc	11,006	6,273
Gold	—	259
Silver	—	5,232

During the three months ended March 31, 2010, one customer accounted for approximately 15% of total revenues.

16.	Interest and other income

	2010	2009

Interest income	$713	$1,962
Interest expense	—	(22)
Gain on disposal of AFS investments	1,094	—
Other income	221	—

	$2,028	$1,940